Exhibit 5 Code of Ethics

JCR Code of Conduct

Realizing the important role played by credit rating agencies in financial markets and in ensuring their appropriate operations, Japan Credit Rating Agency, Ltd. (JCR) hereby adopts and shall adhere to the following Code of Conduct.

Chapter 1: Quality and Integrity of the Credit Rating Process

Article 1: *Credit Rating and Results Validation*

JCR shall ensure that credit ratings are assigned based on a thorough analysis of all information known to it, as is relevant to such analysis according to its established policies and methodologies associated with the assignment of credit ratings (hereafter, "the Rating Policies and methodologies.").

JCR shall use Rating Policies and methodologies that are rigorous and systematic, and shall publish them in written form. The credit ratings resulting from such policies shall be subjected to objective validation based on historical experience.

Article 2: *Credit Ratings by Responsible Rating Analysts*

Responsible Rating analysts who individually or collectively have appropriate professional knowledge and expertise in developing credit rating opinions for the types of credit being applied, shall apply the Rating Policies and methodologies in a consistent manner, as determined by JCR. Credit ratings shall represent the opinions of JCR. JCR shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading concerning to the general creditworthiness of rated financial instruments or corporations.

Article 3: *Rating Teams and the Rating Committees*

JCR shall compose its credit rating teams of two or more rating analysts, to rate an issuer or obligation. When structuring these rating teams, it shall assess whether it is able to devote sufficient rating personnel with sufficient professional knowledge and expertise to assign appropriate credit ratings, and whether its personnel are likely to have access to information sufficient to assign credit ratings. JCR shall also confirm that its personnel do not have conflict of interests with Subject Entities, and ensure continuity, and to avoid bias in the credit rating process.

Based upon its own assessment and analysis, the rating teams shall make proposals concerning credit ratings to the rating committee or the rating council (hereafter referred to as "the Rating Committees"), consisting of the members with sufficient professional knowledge and expertise regarding the credit ratings. The Rating Committees shall then decide credit ratings.

JCR does not register the class of asset backed securities as NRSRO ratings.

Article 4: *Quality of Information in Assigning Rating*

JCR shall adopt reasonable measures so that the information it uses in the process of assigning credit ratings is of sufficient quality to support the credible ratings. If the credit ratings involve asset securitization products, the structure of which is materially different from that of asset securitization products, to which JCR assigned credit ratings in the past, JCR shall make a clear statement about the limitations of the credit ratings when publishing such credit ratings.

Article 5: *Review of Feasibility of Providing a Credit Rating*

JCR shall establish a review function that includes senior managers with appropriate experience to review the feasibility of providing a credit rating for asset securitization products, the structure of which is materially different from that of asset securitization products, to which JCR provided credit ratings in the past. In cases where factors, such as the complexity or structure of asset securitization products, the structure of which is materially different from that of asset securitization products, to which JCR provided credit ratings in the past, or the lack of robust data about the assets underlying such asset securitization products, raise serious questions as to whether JCR can determine a credible credit rating for the securities, JCR shall refrain from issuing a credit rating.

Article 6: *Review of the Rating Policies and methodologies*

JCR shall establish a rigorous and formal collegial body that determines rating criteria. This collegial body shall then periodically review the Rating Policies and methodologies as well as their significant detailed rules (including the models it uses) and their changes.

Article 7: *Assessment of the Rating Policies and methodologies*

JCR shall assess whether the existing Rating Policies and methodologies as well as their significant detailed rules for assigning credit ratings of asset securitization products are appropriate when the risk characteristics of the assets underlying the asset securitization products change materially.

Article 8: *Maintenance of Internal Records Related to Credit Rating*

JCR shall maintain internal records related to credit ratings for a reasonable period of time, in accordance with the applicable by-laws determined by JCR.

Article 9: *Credit Ratings Review and Withdrawal*

JCR shall monitor credit ratings on an ongoing basis, and update them in the following manner: regularly reviewing the issuer's creditworthiness; review the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a rating action (including withdrawal), consistent with the applicable rating policies; and methodologies timely updates of the credit rating, as appropriate, based on the results of the review above.

Subsequent monitoring shall incorporate all cumulative experience obtained. Changes in the Rating Policies and methodologies or assumptions used for credit ratings shall be applied to subsequent credit ratings, when necessary.

JCR does not register the class of asset backed securities as NRSRO ratings.

When JCR discontinues credit ratings, apart from cases when rated issuers or obligations come to extinct, it shall announce that it will discontinue the rating of an issuer or obligation. If JCR continues to make such credit ratings available to the public, it shall state the dates on which ratings were last updated, and the fact that such ratings are no longer being updated.

Article 10: *Ensuring of Resources for Monitoring and Updating*

JCR shall ensure that adequate human and financial resources are allocated to monitoring and updating its credit ratings.

Article 11: *Initial Rating and Monitoring by Separate Analytical Team*

JCR shall use separate analytical teams for determining the initial credit ratings and for subsequent monitoring of asset securitization products. Each team shall consist of rating analysts with the sufficient level of professional knowledge and expertise to assign appropriate credit ratings in a timely manner.

Article 12: *Prohibition of providing consulting services*

When assigning credit ratings to companies, securities issued by companies, or obligations of companies, JCR and its officers and employees shall be prohibited from providing consulting services regarding the organizational structure or the structure of main assets and liabilities of the relevant companies. When assigning credit ratings to financial instruments or companies, JCR and its officers and employees shall be prohibited from providing consulting services regarding significant matters associated with the design of the relevant financial instruments or companies.

Article 13: *Compliance*

JCR and its officers and employees shall comply with this Code of Conduct, internal rules and all applicable laws and regulations.

In accordance with the predetermined internal rules, JCR shall appoint a Chief Compliance Officer who is responsible for general matters associated with compliance with laws and regulations. The Chief Compliance Officer shall be a person who has professional knowledge and sufficient experience in the overall operations of credit ratings and who possesses extensive expertise in laws and regulations.

Upon becoming aware that another JCR employee is or has been engaged in or may potentially be engaged in conduct that is illegal, unethical, or contrary to JCR's Code of Conduct, that employee shall report such information immediately to the Chief Compliance Officer, as appropriate, so proper action may be taken. The Chief Compliance Officer who receives such a report from a JCR employee is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction, and by the rules and guidelines of JCR. JCR's management shall prohibit retaliation by other JCR employees, or by JCR itself, against any officers or employees who make such reports in good faith.

Article 14: *Integrity of Officers and Employees*

JCR shall not employ officers or employees with demonstrably compromised integrity, and its rating analysts shall be held to high standards of integrity.

JCR and its officers and employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

Apart from the provision of credit ratings that are projected based on the Rating Policies and methodologies to stakeholders of a credit rating, JCR and its officers and employees shall not, either implicitly or explicitly, give to the stakeholder requesting a credit rating any assurance of a particular credit rating as results of credit assessment.

Chapter 2: JCR's Independence and Avoidance of Conflicts of Interest

Article 15: *Independence and Objectivity of Credit Ratings*

JCR and its responsible analysts and the rating committees members (hereafter, "responsible members for credit ratings") shall use care and professional judgment to maintain both the substance and appearance of independence of credit ratings and to carry out their operations fairly and accurately.   JCR shall not forbear or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of such action on JCR, a Stakeholder, an investor, or other market participant.   The determination of a credit rating shall be influenced only by factors relevant to the credit assessment. The credit rating JCR assigns to an issuer or security shall not be affected by the existence or potential of a business relationship between JCR and the Stakeholders or any other party, or the non-existence of such a relationship.

Article 16: *Elimination and Management of Conflicts of Interest*

JCR shall adopt written internal procedures and mechanisms to identify and eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses it makes, or the judgment and analyses of rating employees.

JCR's disclosures of actual and potential conflicts of interest shall be clear, concise, complete, specific, and timely.

JCR shall not hold ("Holds" includes cases in which a Rating Committee member can execute a voting right or any other rights or make a demand as a shareholder of the issuer based on a money trust agreement, etc. and cases in which a Rating Committee member has the authority necessary to invest in securities under a discretionary investment contract, etc.) any securities issued by the Stakeholder (excluding government or local government bonds), or derivatives products (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

Article 17: *Restriction on Employees in Liaison with the Regulatory Agencies from conducting some Credit Rating Actions*

When an issuer or the subject of the rating has, or is simultaneously pursuing, regulatory function over JCR (e.g., governments), JCR shall use different employees for conducting its credit rating actions than those in liaison with its Regulatory Agency.

Article 18: *Avoidance of Conflicts of Interest from Ancillary Business and other business*

JCR does not register the class of asset backed securities as NRSRO ratings.

In carrying out ancillary business and other business operations, JCR shall ensure that it has procedures and mechanisms in place to identify, eliminate, manage or minimize matters that may unfairly affect the assignment or the provision of credit ratings.

The content of the ancillary business of JCR shall be made public in the website.

Article 19: *Fee Schedule*

JCR shall disclose the general system of its compensation arrangements with entities that request ratings.

Article 20: *Managing Entities from which JCR Receives considerable amount of payments*

JCR shall prescribe appropriate measures to manage conflicts of interest with regard to the case that JCR receives considerable amount of payments from a Stakeholder in the latest fiscal year, in its internal rules and policies.

Article 21: *Disclosure of All Relevant Information regarding Asset Securitization Products*

JCR shall itemize and publicly disclose information that is considered to be important for third parties, such as investors and other credit rating agencies, to assess the appropriateness of the relevant credit ratings so that the third parties can conduct their own analyses independent from the credit rating agencies that assigned credit ratings to asset securitization products. JCR also requests that Stakeholders disclose such information. When disclosing credit ratings of asset securitization products, JCR shall disclose in its rating announcements whether Stakeholders have publicly disclosed the details of the above solicitation and relevant information or if the information remains non-public. In cases when the disclosure of the details of the solicitation of the information disclosure or the announcement of the status of the information disclosure can be made only after the announcement of credit ratings, JCR shall disclose the relevant information as soon as possible.

Chapter 3: Officers and Employees Independence and Avoidance of Conflicts of Interest

Article 22: *Compensation Arrangements*

Reporting lines for officers and employees of JCR and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest. The JCR Chief Compliance Officer shall not be compensated or evaluated on the basis of the records of their credit rating operations. Responsible members for credit ratings shall not be compensated or evaluated on the basis of the amount of revenue from credit ratings for the Stakeholders they cover.

JCR shall not have officers/employees who are directly involved in rating process initiate, or participate in, discussions regarding fees or payments with any stakeholders.

Article 23: *Reviews of Compensation Policies and Practices*

JCR shall conduct formal and periodic reviews of compensation policies and practices for

JCR does not register the class of asset backed securities as NRSRO ratings.

its Chief Compliance Officer and responsible members for credit ratings to ensure that these policies and practices do not compromise the fair and accurate implementation of its credit rating process.

Article 24: *Restriction of Involvement in Credit Rating Actions*

No JCR officer and employee shall participate in or otherwise influence the determination of JCR's ratings of any particular entity or obligation as a responsible rating analyst or a member of the Rating Committees that determines credit ratings, if any of the following apply to such an officer or an employee:

i. Holds securities issued by Stakeholders or derivatives of such entities. ("Holds" includes cases in which a Rating Committee member can execute a voting right or any other rights or make a demand as a shareholder of the issuer based on a money trust agreement, etc. and cases in which a Rating Committee member has the authority necessary to invest in securities under a discretionary investment contract, etc.)

ii. Holds securities issued by entities related to Stakeholders or derivatives of such entities. ("Holds" includes cases in which a Rating Committee member can execute a voting right or any other rights or make a demand as a shareholder of the issuer based on a money trust agreement, etc. and cases in which a Rating Committee member has the authority necessary to invest in securities under a discretionary investment contract, etc.)

iii. Has or had in the last one year employment (including those who were directors or in an equivalent position) or other significant business relationships with the Stakeholder that may cause or may be perceived as causing a conflict of interests.

iv. Is a family member (spouse or blood relative or an in-law within the first degree of kinship) of a director of the Stakeholders or an officer in an equivalent position.

v. Has personal relationship with a director of the Stakeholder or the agent thereof that may cause or may be perceived as causing a conflict of interests and if it is judged by the Chief Compliance Officer that this will lead to a conflict of interest.

Article 25: *Prohibited acts and restriction on Securities Transactions*

Responsible members for credit ratings (or their immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses) shall not either on their own account or on behalf of another person buy or sell or engage in any securities transactions issued by the Stakeholders to which the employees assign ratings, or derivatives (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

2. When engaging in any transactions in any securities or derivatives other than those described in the preceding paragraph, responsible members for credit ratings (or their immediate family member (e.g., spouse or dependent) who lives together or shares the living expenses) shall report the details of all such transactions to the Chief Compliance Officer prior to each such transaction. Following the consultation with the General Manager of Rating department/division, the Chief Compliance Officer shall prohibit the

JCR does not register the class of asset backed securities as NRSRO ratings.

employees from entering into such transactions if they judge that these transactions may cause or may be perceived as causing a conflict of interests. This includes cases when the responsible members for credit ratings trade securities issued by or derivatives related to an entity that belongs to the same industry as that in which the entity the responsible rating analyst is rating operates.

Article 26: *Prohibition of Soliciting or Accepting Money and Gifts*

Responsible Members for credit ratings shall be prohibited from receiving or soliciting money or gifts (excluding items, the total amount of which is not exceeding three thousand yen a day and that are considered to be necessary for operational purpose), or accepting the offer of such items from the Stakeholders during the process of assigning their credit ratings.

Article 27: *Disclosure of Personal Relationships that Create the Potential for Conflicts of Interest*

Any Responsible Members for credit ratings who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interests (including, for example, a personal relationship with officers or employees of a Stakeholder or agent of such entity within his or her area of rating responsibility), shall be required to disclose such relationship to the Chief Compliance Officer of JCR, as determined by JCR's compliance policies.

Article 28: *Review of the Past Work of former Rating Analysts of JCR*

JCR shall establish internal policies and procedures for reviewing the appropriateness of the credit rating of which a reemployment employer of the former rating analyst of JCR was a Stakeholder and the Former Staff participated in the process of assigning credit ratings to that Stakeholder as a Responsible Member of the credit rating.

Chapter 4: Disclosure of Credit Rating Information

Article 29: *Public Disclosure of Credit Rating Decisions*

JCR shall distribute in a timely manner its credit rating decisions regarding the entities and securities it rates. JCR shall indicate with each of its credit ratings when the credit rating was last updated. JCR shall publicly disclose its policies for distributing credit ratings, reports that include reasons for ratings, and updates.

Article 30: *Disclosure of the Rating Policies and methodologies in Determining the Credit Rating*

Each credit rating announcement shall indicate the principal elements of the Rating Policies and methodologies that were used in determining the credit rating and where a description of such elements can be found. Where the credit rating is based on more than one policy presented in the Rating Policies and methodologies, or where a review of only the principal Rating Policies and methodologies might cause investors to overlook other important aspects of the credit rating, JCR shall explain this fact in the credit rating announcement, and indicate where a discussion of how the different Rating Policies and methodologies as well as other aspects factored into the credit rating decisions.

Article 31: *Non-selective-basis Disclosure of Credit Rating Decisions*

JCR shall disclose to the public, on a non-selective basis and free of charge, all credit ratings, as well as all subsequent decisions to discontinue a credit rating where such a credit rating is published.

Article 32: *Disclosure of All Related Information on Credit Rating Actions*

JCR shall publish sufficient information about its procedures, methodologies, and assumptions, so that outside parties may understand how a credit rating was arrived at by JCR. This information shall include (but is not limited to) the meaning of each credit rating category, the definition of default, and the time horizon JCR used when making a credit rating decision.

When issuing or revising a credit rating, JCR shall explain in its press release or reports presented on its web site the key elements as reasons underlying the rating opinion.

Article 33: *Disclosure of Information regarding Asset Securitization Product*

Where JCR provides credit rating to an asset securitization product, it shall provide investors with sufficient information about its loss and cash-flow analysis so that an investor allowed to invest in the product can understand the basis for the credit rating.

JCR shall also disclose the degree to which it analyzes how sensitive a credit rating of an asset securitization product is to changes in its underlying credit rating assumptions.

Article 34: *Rating Symbology of Asset Securitization Products*

JCR shall not differentiate a rating symbology of asset securitization products from a traditional corporate credit rating symbology. JCR shall, however, explain the difference between an asset securitization product credit rating and a corporate credit rating in its press release and reports presented on its website when JCR makes an asset securitization product credit rating public.

JCR shall clearly define a given rating symbol and apply it in a consistent manner for all types of asset securitization products to which that symbol is assigned.

Article 35: *Assistance for Investors' Understanding about a Credit Rating*

JCR shall assist investors in developing a greater understanding of what a credit rating is, and the limits to which credit ratings can be put to use vis-à-vis a particular type of financial product that it rates.

JCR shall clearly indicate the attributes and limitations of each credit opinion, and the limits to the verification of information that is provided to JCR by the Stakeholder, and is judged and used as information that has sufficient quality in accordance with predetermined procedures.

Article 36: *Measures for Response from Stakeholder to the Rating*

Prior to issuing or revising a credit rating, JCR shall inform the issuer or other

Stakeholders who are designated by the issuer of the principal information and principal considerations upon which a rating will be based, and afford the Stakeholders a reasonable time necessary to clarify any factual misperceptions or other matters associated with principal information JCR used that JCR would wish to be made aware of in order to produce an accurate credit rating. For the response from the stakeholders, JCR shall re-examine the credit rating by replacing rating analysts and/or bring the case to reconsideration of the Rating Committees.

Article 37: *Disclosure of Information about Historical Default Rates*

In order to promote transparency, and to enable the market to judge the performance of credit ratings, JCR shall publish the historical default rates of JCR rating categories or statistics about changes of ratings, so that interested parties may sufficiently understand such performance and statistics, and be able to draw quality comparisons as much as possible among credit ratings given by different credit rating agencies. If the nature of a credit rating or other circumstances make a historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the credit rating, JCR shall explain this. This information shall include verifiable, quantifiable historical information about the performance of its credit rating opinions, organized and structured, in such a way to assist investors in drawing performance comparisons between different credit rating agencies.

Article 38: *Publication of Unsolicited Credit Ratings*

If a publication of a rating on an issuer is perceived to contribute to the enhancement of credit rating accuracy because the issuer's market share, for example, is high, JCR shall assign and, if assigned, publicize the unsolicited credit rating without delay with the consent of the issuer (excluding sovereign credit ratings). In this case, JCR shall disclose the credit rating not assigned at the request of the issuer by indicating affix, "p", to the rating symbol to identify it as such. Even in the cases when interview with Stakeholders can be conducted only partially or no such interview can be conducted or when only partial non-public information can be obtained or no such information can be obtained, JCR may assign credit ratings not solicited by the request of the Stakeholders. Even in the cases when credit ratings are assigned without being solicited by the request of the Stakeholders, JCR shall exert efforts to carry out credit assessments in the same credit rating process as for a solicited credit rating, by assessing sufficient information and/or interviewing issuers.

In the case of sovereign credit ratings, when assigning and publishing unsolicited credit ratings, the affix, "p", shall not be indicated. In this case, however, JCR shall publish unsolicited credit ratings by publicly stating that such ratings are unsolicited credit ratings

Article 39: *Publication of Material Modifications to Rating Policies and methodologies*

JCR shall fully and publicly disclose all material modifications to its Rating Policies and methodologies. JCR shall carefully consider the uses of credit ratings before modifying its Rating Policies and methodologies

Chapter 5: Treatment of Confidential Information

Article 40: *Protection of Confidential Information*

JCR shall adopt procedures and mechanisms to manage and protect the business-sensitive information obtained through credit rating business ("Confidential Information"). Unless otherwise permitted by the confidentiality agreement or the mutual understanding, and consistent with applicable laws and regulations, JCR and its officers and employees shall not disclose confidential information in press releases, research conferences, or conversations with investors, or by any other means. Even after retirement from JCR, retired officers and employees shall protect confidential information in accordance with an agreement between JCR and the officer or the employee at the time of retirement.

Article 41: *Use of Confidential Information*

JCR shall use confidential information only for purposes related to its credit rating activities, or otherwise in accordance with confidentiality agreements with an entity requesting a rating.

Article 42: *Measures for the Protection of Property and Records*

JCR officers and employees shall take all reasonable measures to protect all property and records belonging to or in possession of JCR from fraud, theft, or misuse.

Article 43: *Prohibition of Securities Transactions when Possessing Confidential Information*

JCR officers and employees must not, on their own account or on behalf of others, engage in any transaction in any securities (excluding government bonds and local bonds) issued by the relevant customer, or derivatives (limited to those based on a security issued by the relevant customer or those related to the relevant customer), when they possess confidential information concerning the relevant customer. Even after retirement from JCR, the retired officer and employee shall be also prohibited from engaging in such transactions based on confidential information of the customer including Stakeholders in accordance with an agreement between JCR and the officer and the employee at the time of joining and retirement.

Article 44: *Compliance with Internal Policies about the Treatment of Confidential Information and Securities Trading*

JCR officers and employees shall familiarize themselves with the internal policies concerning the treatment of confidential information and securities trading, and periodically certify their compliance as required by such policies.

Article 45: *Prohibition of Selective Disclosure*

JCR shall not selectively disclose any important non-public opinions about credit ratings or the prospect of future credit ratings, except for stakeholders or its designated agents.

Article 46: *Restriction of Sharing Confidential Information*

JCR shall limit the sharing of confidential information about credit ratings only to

JCR does not register the class of asset backed securities as NRSRO ratings.

responsible rating analyst and designated officers and employees, and shall not share such information among other rating analysts, except on an "as needed" basis.

Article 47: *Restriction of Use of Confidential Information for Other Purposes*

JCR officers and employees shall not use or share confidential information for the purpose of trading securities and other related products, or for any other purpose except the conduct of JCR's business.

Chapter 6: Disclosure of JCR's Code of Conduct and Communication with Market Participants

Article 48: *JCR's Code of Conduct following the Provisions of the IOSCO Principle and the IOSCO Code of Conduct Fundamentals*

JCR's Code of Conduct is established in accordance with the provisions of the IOSCO Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

In order to implement its Code of Conduct, JCR shall adopt internal policies and organizations to make its officers and employees fully aware of the Code of Conduct. JCR shall disclose on a timely manner any modification to its Code of Conduct and how it shall be implemented.

Article 49: *Establishment of Communications Functions with Market Participants and the Public*

JCR shall establish a function within its organization charged with communicating with market participants and the public about any questions, concerns, or complaints that JCR may receive. This function shall help ensure that JCR's officers and management are informed of issues that its officers and management would want to be made aware of when setting policies relating to credit ratings.

Article 50: *Disclosure on Webpage*

JCR shall publish in a prominent position on its webpage links to (1) JCR Code of Conduct: (2) Rating Policies and methodologies: and (3) information about its historic performance data of credit ratings.

JCR does not register the class of asset backed securities as NRSRO ratings.

Supplement

Definition of terms

Article 1: Terms used in this Code of Conduct shall be defined as follows:

1. Responsible Members of credit ratings

Responsible members of credit ratings shall mean a rating analyst or a member of the collegial body that assigns final credit ratings.

2. Stakeholder

An entity related ratings shall mean a Stakeholder as stipulated in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007). It includes a rated corporation, an issuer of financial instruments, and an arranger of financial instruments.

3. Subject Entity

A Subject Entity shall mean an entity that is the subject of the credit rating, or an issuer of a financial instrument that is the subject of the credit rating

4. Ancillary business

Ancillary business shall mean any business other than credit rating business that is related to credit any rating action.

5. Other businesses

Other businesses shall mean business other than credit rating business, and those other than ancillary businesses

6. Securities

Securities shall mean securities as defined in Article 2 of the Financial Instruments and Exchange Law.

7. Confidential Information

"Confidential Information" shall mean business-sensitive information obtained through credit rating business as defined in Exhibit 3 to the 3/28/2012 Form NRSRO. "Confidential information" in this Rules is not the same meaning as "Confidential Client Information" defined in Exhibit 7-4 to the 3/28/2012 Form NRSRO, which does not limit to the information obtained through credit rating business but that obtained through all the businesses JCR conducts.

Article 2: Effective date

This Code of Conduct is put into effect as of December 19, 2012.

JCR does not register the class of asset backed securities as NRSRO ratings.